Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

June 21, 2019

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-56018
Investment Company Act Registration No: 811-10303

Dear Mr. Sutcliffe:

This correspondence is being filed in response to your oral comments provided to Rachel Spearo of U.S. Bank Global Fund Services on June 11, 2019 regarding Post-Effective Amendment (“PEA”) No. 56 to the Trust’s registration statement on Form N‑1A. PEA No. 56 was filed on May 1, 2019 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) for the purpose of registering Institutional Class shares as a new share class of each of the series included in PEA No. 56 (each, a “Fund”, and collectively, the “Funds”). The Trust anticipates filing PEA No. 57 under Rule 485(b) with an effective date no earlier than the effective date of PEA No. 56 to incorporate the revisions discussed herein in response to your comments, to update information related to the Funds’ financial statements for the fiscal year ended March 31, 2019 and to file exhibits to the registration statement.

1.
Staff Comment: The Staff notes the cover letter included with PEA No. 56 included an erroneous reference to Rule 485(b) under the Securities Act. To the extent this letter is used as a form in future filings pursuant to Rule 485(a), please correct this error.

Response: The Trust responds by undertaking to make the corrected revision in the event this cover letter is used for future filings made under Rule 485(a).

PROSPECTUS

2.	Staff Comment: On the cover page of the Prospectus, the Staff notes the Buffalo Discovery Fund is the only Fund not appearing in bold typeface.

Response: The Trust responds by making the Buffalo Discovery Fund name on the Prospectus cover page appear in bold typeface, consistent with the formatting used for other Funds.

3.	Staff Comment: Please provide ticker symbols for the Institutional Class shares on the cover page of the Prospectus.

Response: The Trust responds by making the requested revision.

4.
Staff Comment: If applicable, please add the notice disclosure regarding electronic delivery of shareholder reports, as required by Item 1(a)(5) of Form N-1A and Rule 498(b)(1)(vii) under the Securities Act to the cover page of the Prospectus.

Response: The Trust responds by adding the disclosure required by Item 1(a)(5) and Rule 498(b)(1)(vii) under the Securities Act to the cover page of the Prospectus.

5.
Staff Comment: In the Summary Section for each Fund, please complete information included in brackets in the Fees and Expenses of the Fund table, Example and Portfolio Turnover in accordance with Item 3 of Form N-1A.

Response: The Trust responds by making the requested revisions.

6.
Staff Comment: In the Summary Section for each Fund, please provide the 2018 return in the performance bar chart, and complete information included in brackets in the calendar year-to-date return, best and worst quarter and average annual total returns table in accordance with Item 4 of Form N-1A.

Response: The Trust responds by making the requested revisions.

7.
Staff Comment: With regard to the narrative disclosure immediately following the Average Annual Total Returns table for the Buffalo Discovery Fund, please remove the brackets from the disclosure provided pursuant to Item 4(b)(2)(iv)(D) of Form N-1A, if true. If this statement is not true, then remove the disclosure.

Response: The Trust responds by removing the brackets from the applicable disclosure.

8.	Staff Comment: In the Summary Section for the Buffalo Dividend Focus Fund, please provide the Years of Service with the Fund for portfolio managers Jeff K. Deardoff and Jeffrey Sitzmann.

Response: The Trust responds by making the requested revision.

9.
Staff Comment: With respect to disclosure regarding “Micro-Cap Company Risk” included in the discussion of Principal Risks in the Summary Section for the Buffalo Emerging Opportunities Fund, the Buffalo Growth Fund and the Buffalo Small Cap Fund, the Staff believes the current disclosure does not give proper emphasis to the considerable risks inherent to micro-cap companies, such as the lack of public information available about such companies, the lack of listing standards, illiquidity and the resulting effect that infrequent trades can have on pricing. In addition, some micro-cap companies may have specialized products or services that provide little or no revenue, and some may be corporate shells with no active business. Please consider providing a more fulsome disclosure of the risks related to micro-cap companies. Please also make conforming revisions to related disclosures provided in response to Item 9 of Form N-1A as applicable.

Response: The Trust responds by making certain of the requested revisions. The Trust supplementally notes that many of the risks identified by this comment are contained in the risk disclosure found in Item 9 of the Prospectus. The Trust further notes that public information is available for all of the companies in which the Funds invest.

10.
Staff Comment: The Staff notes that the Fees and Expenses of the Fund tables for the Buffalo Flexible Income Fund, the Buffalo Growth Fund and the Buffalo Small Cap Fund do not include a line item for Acquired Fund Fees and Expenses, while the remaining Funds do. Please ensure each Fund discloses Acquired Fund Fees and Expenses to the extent required by Instruction 3(f) of Item 3 of Form N-1A.

Response: The Trust responds by updating the Fees and Expenses of the Fund table for each Fund to disclose Acquired Fund Fees and Expenses to the extent required by Instruction 3(f) of Item 3 of Form N-1A for the fiscal year ended March 31, 2019.

11.
Staff Comment: With respect to the disclosure of Emerging Markets Risk included in the discussion of Principal Risks in the Summary Section for the Buffalo International Fund, the Staff suggests that the Trust consider adding disclosure to the effect that emerging markets securities or companies may be subject to the risk of nationalization or may be subject to the control of the country in which they are domiciled, as well as disclosure related to trade tariffs, specifically those related to China companies. Please also make conforming disclosures, as applicable, to related disclosures provided in response to Item 9 of Form N-1A.

Response: The Trust responds by making the requested disclosure.

12.
Staff Comment: The Staff notes that the narrative disclosure in the “Example” provided in the Summary Section for the Buffalo Small Cap Fund does not track that provided in Item 3 of Form N-1A and does not conform to the disclosures provided for the other Funds. Please explain why it is appropriate to include the disclosure in its current form, or alternatively, revise the applicable disclosure to conform to that provided for the other Funds and per the requirements of Item 3 of Form N-1A.

Response: The Trust responds by conforming the applicable disclosure to that provided for the other Funds and the requirements of Item 3 of Form N-1A.

13.
Staff Comment: In the disclosure related to Purchase and Sale of Fund Shares under the heading entitled “Purchase and Sale of Fund Shares, Taxes and Financial Intermediary Compensation,” please provide the minimum investment amounts for Institutional Class shares that is currently bracketed.

Response: The Trust responds by making the requested revision.

14.
Staff Comment: Regarding the principal investment strategies of the Buffalo Flexible Income Fund and the Buffalo High Yield Fund, the Staff notes that these Funds may invest significantly in non-investment grade and unrated bonds, which have a highly illiquid profile. Accordingly, please provide the following information (a) Given the liquidity of these investments, please explain in detail how the Fund determined that its investment strategy is appropriate for the open-end fund structure, and (b) Please explain in detail how the Fund determined that these expected holdings are liquid (i.e., can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment). Your response should include general market data on the types of investments and data on the liquidity of the investments that the Fund will invest/invests in, including the analysis of factors reviewed, as indicated in the adopting release for Rule 22e-4, Investment Company Act Rel. No. 32315 (October 13, 2016).

Response: The Trust responds by supplementally stating that although the Buffalo Flexible Income Fund and the Buffalo High Yield Fund each invest in non-investment grade and unrated bonds, the Buffalo Funds Liquidity Risk Management Program Administrator Committee (“Program Administrator”) has assessed the liquidity risk of each Fund and determined that each Fund’s investment strategy is appropriate for an open-end fund structure. Redeemability is the defining feature of open-end investment companies. When assessing whether the Buffalo Flexible Income Fund and the Buffalo High Yield Fund have investment strategies which are appropriate for an open-end structure, the focus is on the liquidity risk of each Fund and how that risk might affect the Fund’s ability to meet reasonably expected redemptions.

The Buffalo Flexible Income Fund has a low liquidity risk profile. The Fund’s investment strategy maintains the flexibility to adjust the proportion of equities versus debt in the portfolio as the Adviser deems appropriate for current market conditions. Currently, and for the reasonably foreseeable future, the Fund has a very low concentration of debt securities. As of March 31, 2019, 3.9585% of the Fund’s portfolio was invested in debt securities. The remainder of the portfolio was invested in equities classified as Highly Liquid Investments (“HLI”). The Funds use a third-party liquidity classification service, ICE Data Services. The debt securities in the portfolio are all classified as HLI except one that is classified as a Less Liquid Investment (“LLI”) which makes up 0.2901% of the portfolio.

The Buffalo High Yield Fund also has a low liquidity risk profile. The Fund’s investment strategy states that at least 80% of the Fund will be invested in non-investment grade debt or unrated debt which the Adviser believes is below investment grade. Even with a high percentage of non-investment grade debt, the Fund still maintains a large percentage of the portfolio in HLI. As of March 31, 2019, 81.2297% of the Fund's portfolio was classified as HLI, 16.4956% was classified as LLI, and 0.5165% was classified as Illiquid Investments (“ILI”). To maintain a low liquidity risk in the Buffalo High Yield Fund, the Program Administrator has implemented a policy for the Fund that no more than 20% of the Fund's portfolio can be invested in LLI and ILI combined, and no more than 15% of the Fund can be invested in ILI.

15.
Staff Comment: Regarding the disclosure of Principal Investment Strategies for the Buffalo Growth Fund, please ensure the reference to the median market capitalization of companies included in the Morningstar US Growth Index in the disclosure provided in response to Item 9 of Form N-1A reflects the updated March 31, 2019 capitalization provided in the discussion of principal investment strategies in the Summary Section.

Response: The Trust responds by making the requested revision.

16.	Staff Comment: The Staff notes that the sub-heading entitled “General Investment Policies” appears in double underline. Please remove any unnecessary formatting.

Response: The Trust responds by making the requested revision.

17.
Staff Comment: The Staff notes that the first and last sentences in the “Small-Cap Company Risk” disclosure included under the sub-heading entitled “Principal Risk Factors” are confusing that they do not include references to the same group of Funds. Consider removing the last sentence entirely or revise to clarify.

Response: The Trust responds by revising the last sentence under “Small Cap Company Risk” to delete the references to specific Funds.

18.
Staff Comment: Please update the Financial Highlights to include the fiscal year ended March 31, 2019. Please also include the name of the Funds’ independent registered public accounting firm in the narrative disclosure preceding the financial highlights tables.

Response: The Trust responds by making the requested revisions.

19.
Staff Comment: In the Financial Highlights, please confirm the footnote stating “Less than $0.01 per share” included in reference to paid-in capital from redemption fees for certain Funds would not round up to $0.01 per share.

Response: The Trust responds by confirming supplementally that in the case where the applicable footnote is included, paid-in capital from redemption fees would not round up to $0.01 per share.

20.
Staff Comment: Regarding the Financial Highlights for the Buffalo Emerging Opportunities Fund, the Buffalo Growth Fund, the Buffalo Mid Cap Fund and the Buffalo Small Cap Fund, the Staff notes the “Total return” in 2018 appears to not reconcile to “Total from investment operations” given the “Net asset value, beginning of year”. Please confirm for each Fund.

Response: The Trust responds by confirming that the audited financial highlights for each of the Funds are accurate as presented. The Trust further responds by supplementally noting the calculation used in connection with this comment does not fully reflect how total return is calculated for each Fund, and any discrepancy identified does not factor rounding, dividend reinvestments or the moment-in-time nature of “Net asset value, beginning of the year”.

21.
Staff Comment: Please explain why the Index Descriptions are included toward the back of the Prospectus, rather than providing individual index information adjacent to each Fund’s disclosure of performance provided in response to Item 4 of Form N-1A. The Staff also notes the Lipper Multi-Cap Growth Index appears in boldface, while the other indexes do not.

Response: The Trust responds by supplementally stating that index descriptions are not required to be provided adjacent to the performance tables by Item 4 of Form N-1A. Rather, these descriptions of indices are helpful in that they provide further detail as to why a Fund’s performance may compare with returns of an index of funds with similar investment objectives.

22.	Staff Comment: Please remove brackets from disclosure related to Institutional Class Shares under the sub-heading entitled “Choosing a Share Class” if accurate or revise accordingly.

Response: The Trust responds by removing the brackets from the applicable disclosure.

23.	Staff Comment: Please provide the Minimum Investment Amount information for Institutional Class shares in the section entitled “How to Purchase Shares”.

Response: The Trust responds by making the requested revision.

24.
Staff Comment: In the paragraph entitled “Minimum Account Size” in the section entitled “How to Purchase Shares,” please include the current minimum account value for Institutional Class shares as shown in brackets. Please also revise the last sentence of this paragraph to state the amount of the fee that will be charged on accounts that fall below the minimum account size.

Response: The Trust responds by making the requested revisions.

25.
Staff Comment: Please ensure the Investment Company Act file number displayed on the back cover of the Prospectus appears in a smaller font, as required by Item 1(b)(4) of Form N-1A (e.g., 8 pt. modern type).

Response: The Trust responds by making the requested revision.

STATEMENT OF ADDITIONAL INFORMATION

26.	Staff Comment: Please provide the ticker symbols for the Institutional Class of each Fund on the cover page of the SAI.

Response: The Trust responds by making the requested revision.

27.	Staff Comment: Please confirm the July 1, 2019 date of the Prospectus and SAI on the cover page of the SAI and remove brackets accordingly.

Response: The Trust responds by confirming the July 1, 2019, date and by making the requested revision.

28.
Staff Comment: The Staff notes formatting errors in the Table of Contents of the SAI, including (i) incorrect spelling of “Expenses” in the sub-heading entitled “Compensation and Reimbursement of Out-of-Pocket Expenses” and (ii) all-caps font used in the “Proxy Voting Policy” sub-heading. Please revise to correct accordingly.

Response: The Trust responds by making the requested revisions.

29.
Staff Comment: The Staff notes that disclosure under the paragraph entitled “Changes to investment objectives, strategies or policies” under the heading “Information About the Buffalo Funds’ Investments” in the SAI is confusing in that the last sentence in the disclosure does not include all Funds that have an 80% policy related to the name rule. Consider removing this sentence or revise to include disclosure related to all Funds that have a policy related to the name rule.

Response: The Trust responds by revising the last sentence of the paragraph entitled “Changes to investment objectives, strategies or policies” under the heading “Information About the Buffalo Funds’ Investments” in the SAI to include the Dividend Focus Fund and the International Fund.

30.
Staff Comment: To the extent applicable, please revise disclosure related to “Micro-Cap Companies” under the heading “Additional Information About the Funds’ Principal Investment Strategies, Policies and Risks” to conform to the Staff’s comment on the disclosures related to Micro-Cap Company Risks in the Prospectus.

Response: The Trust responds by making the requested revisions as noted in Response #9.

31.
Staff Comment: The Staff notes that the footnotes to the disclosure of Fundamental Investment Restrictions state that the Funds are permitted to engage in securities lending. To the extent the Funds have engaged in securities lending activity, please provide the disclosures required by Item 19(i) of Form N-1A.

Response: The Trust responds by stating supplementally that the Funds have not engaged in securities lending activity.

32.	Staff Comment: Please provide the portfolio turnover rates for the fiscal year ended March 31, 2019, as indicated in brackets in the table in the section entitled “Portfolio Turnover”.

Response: The Trust responds by making the requested revision.

33.
Staff Comment: With respect to the table provided under the heading “Fund Securities Transactions,” please include the brokerage commissions for the fiscal year ended March 31, 2019, currently shown in brackets, and disclose the reasons for any material differences from the prior year, if any occurred.

Response: The Trust responds by making the requested revision.

34.
Staff Comment: The Staff notes that disclosure under the heading “Fund Securities Transactions” states that broker-dealers may be selected for “any research or other services provided to the respective Fund.” Please revise this disclosure to conform to the requirements of Instructions 1 and 2 to Item 21(c) of Form N-1A.

Response: The Trust responds by revising the applicable disclosure to read as follows:

The Funds believe it is in their best interest to have a stable and continuous relationship with a diverse group of financially strong and technically qualified broker-dealers who will provide quality executions at competitive rates. Broker-dealers meeting these qualifications also will be selected for their demonstrated loyalty to the respective Fund, when acting on its behalf, as well as for any research services provided to the respective Fund. The Funds may execute a substantial portion of the portfolio transactions through brokerage firms that are members of the NYSE or through other major securities exchanges. When buying securities in the over-the-counter market, the Funds will select a broker who maintains a primary market for the security unless it appears that a better combination of price and execution may be obtained elsewhere. The Funds will not normally pay a higher commission rate to broker-dealers providing benefits or services to it than it would pay to broker-dealers who did not provide such benefits or services. However, the Funds reserve the right to do so within the principles set out in Section 28(e) of the Securities Exchange Act of 1934, as amended, when it appears that this would be in the best interests of the shareholders. The nature of research services the Funds may receive includes (1) advice furnished, either directly or through publications or writings, as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities and/or (2) analyses and reports furnished concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts.

35.
Staff Comment: The Staff notes disclosure under the heading entitled “Fund Securities Transactions” states that “Research services furnished by broker-dealers may be used to the portfolio managers…” and “…the Funds may benefit from research services obtained by the portfolio managers…” Please replace references to the “portfolio managers” with references to the Funds’ investment adviser, to conform with Instruction 4 to Item 21(c) of Form N-1A.

Response: The Trust responds by making the requested revision.

36.
Staff Comment: Please replace the label “Commissions” in the table showing securities of regular brokers or dealers for the Buffalo Dividend Focus Fund and the Buffalo Growth Fund with “Aggregate Value of Holdings” as required by Item 21(e) of Form N-1A.

Response: The Trust responds by making the requested revision.

37.
Staff Comment: Please provide information shown in brackets with respect to the table providing the amount of brokerage commissions paid by each Fund for transactions directed to a broker because of research services.

Response: The Trust responds by making the requested revision.

38.
Staff Comment: In the paragraph entitled “Nominating Committee” under the sub-heading “Committees of the Board,” please discuss the parameters by which a shareholder may submit recommendations to the committee per Item 17(b)(2)(iv) of Form N-1A.

Response: The Trust responds by making the requested revision.

39.
Staff Comment: Please confirm the number of meetings held by the Valuation Committee and Marketing and Distribution Committee during the fiscal year ended March 31, 2019 and remove brackets or revise accordingly.

Response: The Trust responds by making the requested revision.

40.
Staff Comment: Please label the table showing Trustee compensation as “Compensation Table” per Item 17(c)(1) of Form N-1A. Please also reorder the columns in the table per Item 17(c)(1), and provide information shown in brackets for the fiscal year ended March 31, 2019.

Response: The Trust responds by making the requested revisions.

41.	Staff Comment: Please provide the management fees paid to KCM for the fiscal year ended March 31, 2019, currently shown in brackets.

Response: The Trust responds by making the requested revision.

42.	Staff Comment: Please disclose any commission arrangement between the Funds and Quasar Distributors, LLC, per Item 25 of Form N-1A.

Response: The Trust responds by stating supplementally that there are no commission arrangements between the Funds and Quasar Distributors, LLC.

43.	Staff Comment: Please provide the name and principal business address of the Funds’ independent registered public accounting firm.

Response: The Trust responds by making the requested revision.

44.	Staff Comment: Please provide the administration and accounting service fees paid by KCM to Fund Services for the fiscal year ended March 31, 2019, currently shown in brackets.

Response: The Trust responds by making the requested revision.

45.	Staff Comment: Please explain what services John Kornitzer provides to the 4,688 “Other Accounts” provided in the table showing other accounts managed by the Funds’ portfolio managers.

Response: The Trust responds by supplementally stating John C. Kornitzer acts as lead portfolio manager for the 4,688 private client separately managed accounts. He is assisted by a team of four other co-portfolio managers and one research analyst. Mr. Kornitzer and the private client team manage the clients’ accounts on a discretionary basis by providing investment supervisory services and emphasizing traditional portfolio management techniques. They base investment decisions on internally-generated research and make decisions best suited to the clients’ investment needs and mandates.

46.
Staff Comment: The Staff notes that certain figures in the table showing ownership of securities in the Funds by Portfolio Managers include periods where commas should appear. Please correct accordingly.

Response: The Trust responds by making the requested revision.

47.	Staff Comment: The Staff notes that text included in brackets at the end of the first sentence under “Compensation of Portfolio Managers” is confusing. Please remove or revise as applicable.

Response: The Trust responds by removing the applicable disclosure.

48.	Staff Comment: Please confirm or revise disclosures included in brackets under “Management Ownership of the Funds” and remove brackets.

Response: The Trust responds by making the requested revision.

49.	Staff Comment: Please remove brackets and confirm disclosure in the penultimate paragraph under the heading entitled “Distributions and Taxes” or revise accordingly.

Response: The Trust responds by making the requested revision.

PART C

50.	Staff Comment: Please confirm when exhibits labeled as “to be filed by amendment” will be filed.

Response: The Trust responds by confirming that all applicable exhibits will be filed with an amendment pursuant to Rule 485(b) under the Securities Act prior to the effective date of PEA No. 56, to be effective no earlier than the effective date of PEA No. 56.

51.
Staff Comment: The Staff notes the file number referencing Kornitzer Capital Management’s most recent Form ADV provided in response to Item 31 of Form N-1A leads to an ADV last updated on June 12, 2000, and links to an error message. Please confirm the last date the Form ADV was updated, and revise the file number reference, if applicable.

Response: The Trust responds by stating supplementally that the most recent update to Kornitzer Capital Management’s Form ADV was filed on October 8, 2018. The Trust further responds by confirming that the file number referenced in Item 31 on Part C (801-34933) conforms to the SEC File number provided for the firm on the Investment Adviser Public Disclosure Website, and links to the Form ADV most recently filed on October 8, 2018.

52.
Staff Comment: Please replace references to “Registrant” with “Funds” in the disclosure provided in Item 32, per the requirement of Item 32 of Form N-1A. Please also provide an address for Stephanie Fisher in the disclosure provided in Item 32(b).

Response: The Trust responds by making the requested revisions.

* * * * * *

If you have any additional questions or require further information, please contact Adam Smith at U.S. Bank Global Fund Services at (414) 765-6115.

Sincerely,

Clay E. Brethour
President and Treasurer